

August 18, 2010

VIA U.S. Mail and Facsimile

Domonic J. Carney
Chief Financial Officer
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA 92614

> **Re:**   **Composite Technology Corporation**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Filed December 14, 2009**
> **Form 10-Q for the fiscal quarter ended June 30, 2010**
> **File No. 000-10999**

Dear Mr. Carney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2009

Item 1. Business

Government Regulation, page 10

1.	Please tell us, and revise applicable future filings, whether you have received the necessary approvals from the industry-standard and governmental authorities mentioned here and on page 11. To the extent that you have not received necessary approvals in these markets, please revise your future filings to address the process for obtaining the necessary approvals from the applicable authorities and your status for receiving such approval.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 25

2.	If your previously disclosed plans and expectations have changed, please tell us, and revise applicable future filings to describe, the reasons for the change. In this regard, we note the numerous statements throughout this report and your subsequent Exchange Act filings regarding events you anticipate will occur, such as contracts you are "in the process" of renegotiating and sales and orders you are "working on." We also note, however, that your subsequent filings do not include updated disclosure regarding these matters. Among these include:

•	Your disclosure on page 26 regarding $800 million of sales opportunities you are "working on" and the contract with your Chinese distributor that you are "in the process" of renegotiating; and

•	the letter to shareholders included in your definitive proxy statement refers to "detailed plans" for a second facility that you could implement quickly "commensurate with anticipated, accelerated sales growth" and to anticipated "significant growth and profitability" for your product.

In addition, to the extent you disclose changes, please tell us and ensure that such disclosure in future filings discusses the reasons for the change. For example, you disclose on page 18 of your Form 10-Q for the period ended March 31, 2010 that negotiations and resolutions of all differences between you and DSME regarding the net asset value calculation "is expected during the June 2010 quarter." However, rather than describing the reason for the change, your disclosure on page 17 of your Form 10-Q for the period ended June 30, 2010 states only that "all differences continued during the June 2010 quarter." Please tell us, and revise future filings to describe, the reason for the change. Also tell us the nature of the dispute and status of negotiations.

Results of Operations

Product Revenue, page 28

3. Please revise future filings to provide a more detailed discussion of changes in revenues as required by Item 303(A)(3) of Regulation S-K and SEC Release No. 33-8056. This discussion should include any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. In this regard, we see from page 26 that the number of kilometers shipped and the revenue per kilometer shipped has decreased over the past 3 years and that a change in product and geographic mix has impacted your results of operations.

Liquidity and Capital Resources, page 31

4. We note that your discussion of liquidity and capital resources primarily focuses on the inflows and outflows of the statement of cash flows. As required by Item 303(A)(1) of Regulation S-K, please revise future filings to also identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way. For example, your discussion could explain the provisions of your significant restricted cash and any material covenants related to your notes payable.

5. We refer to the final two sentences in the penultimate paragraph of page 9 where you disclose that approximately $17.2 million of the sales proceeds were escrowed to cover "certain contingent liabilities" and that $5.5 million is expected to be released after achievement of "certain milestones" with the remaining $11.7 million to be release over longer periods. With a view toward disclosure, please describe for us in detail the "certain contingent liabilities" and the "certain milestones" you reference. Also tell us whether there are any conditions applicable to the release of the $11.7 million. In this regard, please also tell us the nature of the claims that may be made against DSME by third parties, as noted on page 12, whether those claims are currently pending or threatened, how it is or will be determined when those claims have expired or otherwise will not be brought. Also, your disclosure on page 12 indicates that you will incur all costs associated with the defense of any such claims. If so, please tell us and state so directly in future filings. Also tell us whether the restricted cash may be used for such defense.

6.   We note the reference to "in-the-money" options and warrants as a source of liquidity. With a view toward disclosure in future filings, please tell us whether the material purpose of the multiple re-pricings noted in your document, such as on page 61, were for the purpose of encouraging the exercise of these instruments. Also tell us, and ensure your disclosure in future filings discusses, the accessibility and risks of accessing this particular source of liquidity. For example, do these instruments contain any cashless exercise feature, like the feature in Exhibit 10.24? Could such re-pricings result in additional dilution to your shareholders?

7.   We note your disclosure on pages 24 and 25 regarding the significant amount of liabilities you retained following the DeWind asset sale. Please tell us, and revise future filings to clarify, the nature of these liabilities. For example, clarify what you mean by your disclosure that the liabilities relate "primarily for turbines sold and installed" and for "technology licenses." Also, clarify what you mean by the disclosure that the liabilities include "net payables related to . . . now insolvent . . . subsidiaries . . . substantially all of which have been assigned." Include in your response the specific nature of the payables and liabilities and how they relate to you and the DeWind business. Also include in your response and disclosure in applicable future filings when these liabilities are due, how the amount is determined, the terms under which these liabilities are to be collected and the impact on your liquidity.

Critical Accounting Policies and Estimates

Warranty Provisions, page 33

8.   We reference the disclosure that you mitigate your loss exposure for warranties through the use of third-party warranty insurance. Please expand the disclosure in future filings to explain the nature and terms of the warranty insurance, including how this coverage impacts your exposure to warranty liabilities. Please provide us with a sample of your revised disclosure.

Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies, page 46

9.   We see from page 26 that you offered "strategic" discounts to a customer in China during fiscal 2009. Please enhance your revenue recognition policy in future filings to disclose how you account for these discounts and any other incentives offered to customers. Please provide us with a sample of your revised disclosure.

Note 2. Discontinued Operations, page 54

10.   We see that $17.2 million of the amount received for the sale of DeWind is in escrow. Please tell us how you determined that amount is probable to be recovered under the terms of the sales arrangement such that the amount should be recorded as part of the purchase price.

11.   We see that you recorded $3.3 million of "accrued contingent liabilities" as part of the loss on the sale of DeWind. Please tell us the nature of the accrued contingent liabilities and why it is appropriate to record these liabilities as part of the loss on sale. In that regard, discuss how these contingent liabilities are a direct cost of the sale.

12.   Please tell us the nature of the $3.3 million of "direct costs associated with the sale." Clarify if the entire amount is related to professional service fees, as disclosed in the first paragraph on page 55, and if so, to whom these fees were paid. Future filings should also include this enhanced disclosure.

13.   It appears that you recorded approximately $23 million impairment of goodwill and other intangible assets related to the DeWind segment during fiscal year 2009. Please revise future filings to include the disclosures required by FASB ASC 350-30-50-3.

14.   We see that as of September 30, 2009, you have recorded $44 million of liabilities related to the disposed DeWind segment. Please describe in more detail the nature of the $30 million that relates to insolvent subsidiaries and also describe the composition of the remaining $14 million of liabilities or reconcile these amounts to the discussion included in Note 14. Your response should also describe when you expect to satisfy the obligations.

Item 9A. Controls and Procedures, page 71

15.   We reference the disclosure that there was no change in internal control over financial reporting during the fourth quarter ended September, 30, 2009. However, we note the disclosure of the improvements over internal control over financial reporting included in management's annual report on the assessment of internal control over financial reporting. Please reconcile these two statements.

Exhibit Index, page 77

16.   Your Form 8-K filings on August 14, 2009 and September 11, 2009 indicate that you have requested confidential treatment for several exhibits to those filings, which exhibits are incorporated by reference here. We also note that your Form

8-K filed December 18, 2010 indicates that you have requested confidential treatment for an exhibit to that filing. Please tell us when you filed those requests.

Form 10-Q for the fiscal quarter ended June 30, 2010

Consolidated Financial Statements

Note 5. Property and Equipment, page 18

17.   We see that on October 1, 2009 you changed the depreciating method and useful life for production equipment. This appears to be a change in accounting estimate effected by a change in accounting principle as defined in FASB ASC 250-10-45. Please tell us the reason for the change in depreciation method and useful life. Discuss why the new depreciation method is preferable and demonstrate that the new method better reflects the pattern of consumption of the asset.

18.   In this regard, please tell us where you have provided all of the disclosures of FASB ASC 250-10-50-4 which also requires all of the disclosures in FASB ASC 250-10-50-1 through 3 for changes in accounting estimate effected by a change in accounting principle.

19.   Tell us how you considered that a preferability letter should be filed for the change in accounting principle as Exhibit 18 in accordance with Rule 10-01(b)(6) of Regulation S-X and SAB Topic 6G(2)(b).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

DeWind Asset Sale, page 27

20.   With a view toward clarified disclosure in future filings, please tell us the nature and operation of the "true-up mechanism" referenced here. Also tell us which provision of which exhibit contains this mechanism.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664, Kate Tillan at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Joe McCann at (202) 551-6262 or Geoff Kruczek at (202) 551-3641.

Sincerely,

Martin James
Senior Assistant Chief Accountant